EXHIBIT D
Financial Statements

The Diabetes App Inc.

US GAAP Financial Statements

August 31, 2021

INDEX

The Diabetes App Inc.

Balance Sheet

As of August 31, 2021

(Draft – Unaudited)

(In US dollars)	**2021**
Assets	
Current Assets	
Cash	$130,820
Accounts receivable, net of allowances	1,149
Total Current Assets	**131,969**
Intangibles, net of accumulated amortization	282,420
Total Assets	**$414,390**
Liabilities and Shareholders' Equity	
Current Liabilities	
Short term debt	$14,547
Accounts payable and accrued liabilities	52,801
Deferred income/revenue	1,106
Total Current Liabilities	**68,454**
Long term debt	217,965
Total Liabilities	**286,419**
Equity	
Share capital	771,457
Deficit (Retained earnings) - ending	-643,487
Total Equity	**127,970**
Total Liabilities and Equity	**$414,390**

Approved on Behalf of the Board:

_____,

The Diabetes App Inc.

Statement of Operations

As of and for the period from the date of incorporation October 9, 2020 to August 31, 2021

(Draft – Unaudited)

(In US dollars)	**2021**
Revenue	
Cost of goods sold	
Operating expenses	
Advertising and promotion	$101,996
Computer-related expenses	47,333
Interest and bank charges	48,144
Memberships and licenses	1,491
Office expenses	8,815
Other operating expenses	195.0042
Professional fees	109,252
Salaries and wages	287,179
Sub-contracts	38,979
Travel expenses	184.6991
Total operating expenses	**643,568**
Income from operations	**-643,568**
Non operating income and expenses	**-643,568**
Income (loss) before income taxes	**-643,568**
Income taxes	**-643,568**
Income (loss) before extraordinary items	**-643,568**
Net income (loss)	**-$643,568**

The Diabetes App Inc.

Statement of Comprehensive Income

As of and for the period from the date of incorporation October 9, 2020 to August 31, 2021

(Draft – Unaudited)

(In US dollars)	**2021**
Net income (loss)	-$643,568
Other comprehensive income (loss):	
Foreign currency translation adjustments	81
Comprehensive income (loss)	**-$643,487**

The Diabetes App Inc.

Statement of Stockholders' Equity

As of and for the period from the date of incorporation October 9, 2020 to August 31, 2021

(Draft – Unaudited)

(In US dollars)	Number of Shares	Share Capital	Deficit	Capital Deficiency
Investment in shares - October 9, 2020	1	$0.79	$0	$0.79
Common shares (Note 7)	70,366,666	771,456	0	771,456
Net loss and comprehensive loss			-643,568	-643,568
Balance - August 31, 2021	**70,366,667**	**$771,457**	**-$643,568**	**$127,889**

The Diabetes App Inc.

Statement of Cash Flows

As of and for the period from the date of incorporation October 9, 2020 to August 31, 2021

(Draft – Unaudited)

(In US dollars)	**2021**
Operating Activities	
Net loss and comprehensive loss	-$643,487
Changes in non-cash working capital balances:	
Accounts receivable	-1,149
Accounts payable and accrued liabilities	52,801
Deferred revenue	1,106
Cash Used in Operating Activities	**-$590,729**
Investing Activity	
Purchase of intangible assets	-$282,420
Investing Activity	**-$282,420**
Financing Activities	
Short term debt	$14,547
Promissory note payable	217,965
Common share	771,457
Cash Provided by Financing Activities	**$1,003,969**
Net Change in Cash and Cash Equivalents	**$130,820**
Cash, Beginning of period	$0
Cash, End of period	$130,820

The Diabetes App Inc.

Notes to Financial Statements

As of and for the period from the date of incorporation October 9, 2020 to August 31, 2021

(Draft – Unaudited)

1. NATURE OF BUSINESS AND ORGANIZATION

The Diabetes App Inc. (the "Company") was incorporated federally in Canada on October 9, 2020, under the Canada Business Corporations Act. The Company's primary business was the development and monetization of its online software application Diabetes Management Platform ("the App"). The App is a free app dedicated to the diabetic community. The App will be monetized by E-commerce of diabetic supplies and advertising revenue.

The Company's registered address is 120 Adelaide St. W., Suite 2500, Toronto, ON MSH 1T1.

These financial statements have been prepared on a going concern basis, assuming that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has a deficit of $621,251 since inception and negative operating cash flows. The continuing operations of the Company are dependent upon generating profitable operations and obtaining funding, as required, to meet the Company's operating commitments as they come due. These conditions indicate the existence of a material uncertainty which casts significant doubt about the Company's ability to continue as a going concern.

These financial statements were approved for issuance by management on October 21, 2021.

2. BASIS OF ACCOUNTING

Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Basis of measurement

These financial statements have been prepared on a historical costs basis except for financial instruments classified at fair value (see Note 3). The Company's reporting currency is the US dollar. The functional currency of the Company is the local currency (Canadian dollar), as it is the monetary unit of account of the principal economic environment in which the Company operates. All assets and liabilities of the Company are translated at the current exchange rate as of the end of the period, and revenue and expenses are translated at average exchange rates in effect during the period. The gain or loss resulting from the process of translating foreign currency financial statements into US dollars is reflected as a foreign currency cumulative translation adjustment and reported as a component of accumulated other comprehensive income (loss).

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss), net of tax. Other comprehensive income (loss), net of tax, refers to revenue, expenses, gains, and losses that under generally accepted accounting principles are recorded as an element of members' equity but are excluded from net income (loss). The Company's other comprehensive income (loss), net of tax, consists of foreign currency translation adjustments that result from consolidation of its foreign entities.

The Diabetes App Inc.

Notes to Financial Statements

As of and for the period from the date of incorporation October 9, 2020 to August 31, 2021

(Draft – Unaudited)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting judgments and estimates

The preparation of financial statements in conformity with US GAAP requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses and related disclosure during the reporting period. Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.

Significant areas requiring the use of management estimates and assumptions include:

- The determination of the useful life of the App.
- The determination that the Company will continue as a going concern for the next year.

Assessment of impairment indicators

Judgment is required in assessing whether certain factors would be considered as an indicator of impairment or impairment reversal. Management considers both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information considered in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, the factors listed under "Intangible assets" below.

Intangible assets

Intangible assets consist of the App's mobile application front end, back end, website, and platform developed in-house. See (Note 4).

The amount initially recognized for internally generated intangible assets is the sum of the expenditures incurred from the date that the Company can demonstrate all of the following: i) the technical feasibility of completing the intangible assets so that it will be available for use or sale; ii) its intention to complete the intangible asset and use or sell it; iii) its ability to use or sell the intangible asset; iv) how the intangible asset will generate probable future economic benefits; v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development. Until these criteria are met, expenditures are expensed as incurred.

Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses, if any.

The accounting for an intangible asset is based on its useful life. Intangible assets with a finite useful life are amortized over their estimated useful life. Intangible assets with an indefinite useful life are not amortized. Intangible assets under development which are not ready for use are not amortized. The amortization method, estimated useful life, carrying value and residual value are reviewed each financial year-end or more frequently if required, and are adjusted as appropriate.

The Diabetes App Inc.

Notes to Financial Statements

As of and for the period from the date of incorporation October 9, 2020 to August 31, 2021

(Draft – Unaudited)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

The App was assessed as having an indefinite useful life based on management's consideration of the following factors:

- With further development and marketing management expects the App to generate revenues from advertising, licensing fees and, potentially, user subscription fees;
- Comparison of the App to other popular online sites;
- Continuous maintenance and development of the App by incorporating new technologies;
- The stability of, and continued investment in companies in, the App's target niche;
- Expected competitive advantage over other existing and potential larger competitors;
- The level of expenditures expected to be required to generate revenues from the App; and
- The Company's 100% ownership and control of the App.

The useful life of an intangible asset that is not being amortised shall be reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment for that asset.

Impairment of intangible assets

In accordance with ASC 350, an entity is required to test an intangible asset with an indefinite useful life for impairment by comparing its recoverable amount with its carrying amount

- annually, and
- whenever there is an indication that the intangible asset may be impaired.

Financial instruments

Recognition

Financial assets and financial liabilities are recognized in the Company's statement of financial position when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss ('FVTPL'). The directly attributable transactions costs of financial assets and liabilities as at FVTPL are expensed in the period in which they are incurred.

Classification and measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

- those to be measured subsequently at fair value through profit or loss ("FVTPL"); or
- those to be measured subsequently at amortized cost.

The Diabetes App Inc.

Notes to Financial Statements

As of and for the period from the date of incorporation October 9, 2020 to August 31, 2021

(Draft – Unaudited)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Classification and measurement (cont'd)

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss.
After initial recognition at fair value, financial liabilities are classified and measured at amortized cost.

The amortized cost of the financial asset is the amount at which the financial asset is measured at initial recognition minus the principal payments, plus the cumulative amortization using effective interest method of any difference between the initial amount and the maturity amount, adjusted for any loss allowance.

All of the Company's financial assets are measured at amortized cost. There were no financial assets as of the year end.

The Company's financial liabilities consist of accounts payable and accrued liabilities and promissory note payable which are classified and measured at amortized cost using the effective interest method.

Revenue recognition

Revenue represents the amount the Company expects to receive for products and services in its contracts with customers, net of discounts and sales taxes. The Company's revenue is derived from the E-commerce of diabetic supplies and advertising service.

The Company recognizes revenue when it has transferred significant risks of ownership, legal title has passed, it retains neither continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transactions will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue from the supply of product and service is recognized in the year in which the product or services are delivered.

Income tax

The Company follows the liability method of accounting for income taxes, whereby deferred tax assets and liabilities reflect the expected deferred tax consequences of temporary differences between carrying amounts of assets and liabilities and their income tax bases. Deferred tax assets and liabilities are measured based on the enacted or substantively enacted income tax rates that are expected to be in effect when the deferred tax assets or liabilities are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized into income in the period that includes the substantive enactment date.

The Diabetes App Inc.

Notes to Financial Statements

As of and for the period from the date of incorporation October 9, 2020 to August 31, 2021

(Draft – Unaudited)

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Any such reduction shall be reversed to the extent that it becomes probable that sufficient taxable profit will be available.

4. INTANGIBLE ASSETS

Balance, beginning of the period	$0
App development costs incurred	352,483
Balance, end of period	**$352,483**

Management determined that there is no impairment charge for the period ended August 31, 2021.

5. CONVERTIBLE DEBENTURE

The Company is financed by way of issuance of a convertible debenture to its shareholder. The debenture carries an annual interest rate of 10%, calculated and compounded monthly, with a maturity date of January 1, 2023 for the aggregate principal and interest.

The principal and applicable interest amounts of the debentures are convertible into common share equity of the Company at any time at the election of the debenture holder. The Company's valuation that is applicable for such conversion shall be at the rate equal to 110% of the Company's fully diluted pre-money valuation that applied at the most recent third-party equity or debt financing of the Company. Upon conversion, debenture holder will receive the number of common shares of the Company to which the debenture holder is entitled as a result of the conversion.

For accounting purposes, the debenture is separated into their liability and equity components using the effective interest rate method. The fair value of the liability component at the time of issue was determined based on an estimated rate of 10% for the debenture without the conversion feature. The fair value of the equity component was determined as the difference between the face value of the Debentures and the fair value of the liability component. The equity component of the debenture was determined at $nil at the time of issue.

On August 20, 2021, the convertible debenture in the amount of $771,457 was converted into 70,366,666 common shares (Note 7).

Balance, beginning of the period	$0
Principal	724,468
Accrued interest	46,988
Converted into common shares	-771,456
Balance, end of period	**$0**

The Diabetes App Inc.

Notes to Financial Statements

As of and for the period from the date of incorporation October 9, 2020 to August 31, 2021

(Draft – Unaudited)

6. PROMISSORY NOTE PAYABLE

On August 20, 2021, the Company issued a promissory note to its shareholder for a total principal amount of $217,965 bearing interest at $2,378 per month with a maturity date of August 31, 2023. The note may be secured by a certain first priority security interest in all of the tangible and intangible property of the Company at the request of the holder.

7. SHARE CAPITAL

Authorized

Unlimited	Voting class A shares, without par value
Unlimited	Non-voting class E shares, without par value
Unlimited	Non-voting class E shares, without par value

Issued

70,366,667	Common shares	$771,456

On August 20, 2021, the convertible debenture in the amount of $771,456 was converted into 70,366,666 common shares. See (Note 5).

Stock option plan

The Company's Stock Option Plan provides that the board of directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant. Under the plan, the exercise price is the greater of the fair market value of the common shares on the grant date and the closing price of the common shares on the exchange on the grant date, and vesting is at the discretion of the board. The options can be granted for a maximum term of ten years.

As of August 31, 2021, there were no stock options outstanding.

8. FINANCIAL INSTRUMENTS

Management of financial instrument risks

In the normal course of business, the Company is exposed to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, other price risk and currency risk). Risk management relates to management of various risks that the Company is exposed to. The Company is not significantly exposed to interest rate risk or other price risk for the period ended August 31, 2021.

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the Company. The Company's cash balances are maintained at large financial institutions. The Company is exposed to credit risk in its receivables. However, this risk is limited due to the nature and financial stability of the client base.

The Diabetes App Inc.

Notes to Financial Statements

As of and for the period from the date of incorporation October 9, 2020 to August 31, 2021

(Draft – Unaudited)

Liquidity risk

Liquidity risk is defined as the risk that the Company may not be able to settle or meet its obligation on time or at a reasonable price. The Company retains sufficient cash to fund the payment of liabilities as they come due. Thus, liquidity risk is considered to be minimal.
Currency Risk
Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises from financial instruments (including cash and cash equivalents) that are denominated in a currency other than Canadian dollars, which represents the functional currency of the Company. However, this risk is limited as the management continuously monitors its exposure to the currency risk and maintains significant cash balances.

9. CAPITAL MANAGEMENT

The Company's capital currently consists of shareholders' equity and working capital. The Company's objective when managing capital is to safeguard the entity's ability to continue as a going concern, meet financial obligations, have sufficient capital to achieve and maintain profitable operations and to provide returns for shareholders and benefits for other stakeholders.

The Company manages the capital structure and may make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company monitors its capital and its capital requirements on a regular basis. As at August 31, 2021, the Company had a working capital of $144,580.

10. SUBSEQUENT EVENTS

Warrants

On September 9, 2021, the Company entered into a service agreement with another company. As part of the consideration for service to be provided, 1,136,364 share warrants with an expiry date of September 8, 2036 were issued at an exercise price of $0.88 per warrant based on the Company's valuation of $35,329,314. Each share warrant is convertible into one common share of the Company.

Promissory note payable

On October 6, 2021, the Company issued another promissory note to its shareholder bearing interest at 10% per annum with a maturity date of December 15, 2021. If all or any portion of any payment due hereunder is not received by the lender within three days after the date when such payment is due, borrower shall pay a late charge equal to twenty percent of such payment, such late charge to be immediately due and payable without demand by lender. The total principal amount of the note was $31,413 as at October 21, 2021. The note may be secured by a certain first priority security interest in all of the tangible and intangible property of the Company at the request of the holder.

Corporate restructuring

Effective October 31, 2021 The Diabetes App Inc. consummated a Share Exchange Agreement with Global Wellness Apps Inc., an Ontario, Canada corporation. Pursuant to that Share Exchange Agreement, The Diabetes App Inc. became a wholly-owned Subsidiary of Global Wellness Apps. Inc. There was no change to the Board or Management of The Diabetes App Inc. as a result of that Share Exchange Agreement.

The Diabetes App Inc.

Notes to Financial Statements

As of and for the period from the date of incorporation October 9, 2020 to August 31, 2021

(Draft – Unaudited)

Corporate restructuring (cont'd)

Furthermore, effective June 24, 2022, The Diabetes App Inc.'s parent company Global Wellness Apps Inc. converted to become a Delaware corporation named Global Wellness Apps, Inc. This conversion did not affect The Diabetes App Inc.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of The Diabetes App Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of The Diabetes App Inc. (the "Company") as of August 31, 2021, the related statement of operations, stockholders' equity (deficit), and cash flows for the period October 9, 2020 (Inception) through August 31, 2021 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2021, and the results of its operations and its cash flows for the period October 9, 2020 (Inception) through August 31, 2021, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S BF Borgers CPA PC
BF Borgers CPA PC

We have served as the Company's auditor since 2022
Lakewood, CO
October 4, 2022